

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2024

Eli Kalif
Executive Vice President, Chief Financial Officer
TEVA PHARMACEUTICAL INDUSTRIES LTD
124 Dvora HaNevi'a St.
Tel Aviv, Israel 6944020

> **Re: TEVA PHARMACEUTICAL INDUSTRIES LTD**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed February 12, 2024**
> **File No. 001-16174**

Dear Eli Kalif:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences